Mail Stop 4561

March 30, 2010

Dr. Eli Harari
Chief Executive Officer
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

      Re: **SanDisk Corporation**
              Form 10-K for the Fiscal Year Ended January 3, 2010
              Filed February 25, 2010
              File No. 000-26734

Dear Dr. Harari:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 3, 2010

General

1.   You state on pages 7, 41, and elsewhere that you operate in the Middle East and Africa, regions that include Iran, Syria, and Sudan. Also, we are aware of a March 2008 news report that you have a partnership with Consolidated Gulf Company in Qatar and that Techmart is your distributor in Dubai. Publicly-available information indicates that Consolidated Gulf Company has as one of its clients, Bank Saderat Iran, which is included in the Specially Designated Nationals List of the Department of Treasury's Office of Foreign Assets Control, and that Techmart operates in the Levant, a region that includes Syria, and Iran.

Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note also that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, if any, whether through subsidiaries, original equipment manufacturers, distributors, retailers, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, or services that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

2. We note from your 2009 fourth quarter earnings conference call transcript that in the first quarter of fiscal 2009, you sold approximately 20% of your captive flash memory capacity to Toshiba, and further cut your captive output by reducing capacity utilization rates at your Yokkaichi fabrication facility by more than 20% in the first half of fiscal 2009. Please tell us what consideration you gave to addressing these types of initiatives in your overview.

3. You state at the top of page 38 that the average capacity and/or the number of units of your products must grow enough to offset price declines, in order to profitably capitalize on price elasticity of demand in the market for flash storage products. Please tell us what consideration you gave to discussing in this context the challenges presented by the physical limitations on memory capacity. We note the statement by your CEO in the New York Times article dated May 22, 2009 that your industry is "looking at a brick wall five years down the road."

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-7

4. We note that you reconcile "Net income (loss) attributable to common stockholders" to net cash provided by operating activities. Please tell us how you considered ASC 230-10-45-28, which indicates that the statement of cash flows prepared under the indirect method should start with "net income." Please note that ASC 810-10-65-1 defines "net income" as attributable to both the controlling and noncontrolling interests.

Note 7: Financing Arrangements

1% Convertible Senior Notes Due 2013, page F-24

5.   Please tell us how you considered disclosing the effective interest rate on the liability component for each year in the three fiscal years ended January 3, 2010. Refer to ASC 470-20-50-6(a).

Note 9: Compensation and Benefits

Restricted Stock Units, page F-31

6.   Please tell us whether the holders of non-vested restricted stock units have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Item 9A. Controls and Procedures, page 56

7.   We note your statement that disclosure controls and procedures are designed to "reasonably" ensure that the objectives set forth in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 are accomplished. In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the period covered by the report. In addition, please confirm that future reports will clarify whether your CEO and CFO have concluded that your controls and procedures are effective at that reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to David Orlic, Staff Attorney, at (202) 551-3503 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief